GREAT NORTHERN IRON ORE PROPERTIES

ONE-HUNDRED FIRST
ANNUAL REPORT OF THE TRUSTEES
TO CERTIFICATE HOLDERS

FOR
YEAR ENDED DECEMBER 31, 2007

GREAT NORTHERN IRON ORE PROPERTIES

W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, Minnesota 55101-1361

(651) 224-2385
Fax (651) 224-2387

Website: www.gniop.com

SHAREHOLDER RELATIONS DEPARTMENT, TRANSFER OFFICE AND REGISTRAR

Wells Fargo Bank, N.A.
P.O. Box 64854
Saint Paul, Minnesota 55164-0854

Toll-free: 1-800-468-9716

MESABI IRON RANGE OFFICE

801 East Howard Street
Hibbing, Minnesota 55746-0429

(218) 262-3886
Fax (218) 262-4295

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF OPERATIONS

	Year Ended December 31				
	2007	2006	2005	2004	2003
Shipments from our mines (pellet tons)	8,136,429	8,851,919	8,673,198	9,167,200	9,772,338
Royalties	$16,586,881	$17,045,244	$17,998,451	$14,141,775	$11,800,870
Other income	$ 609,738	$ 509,437	$ 362,761	$ 305,623	$ 382,534
Net income	$14,452,437	$14,773,035	$15,720,620	$12,242,010	$ 9,967,544
Total assets	$17,525,876	$18,510,076	$19,455,519	$18,407,999	$17,413,589
Average shares outstanding	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000
Earnings per share, based on weighted-average shares outstanding during the year	$ 9.63	$ 9.85	$ 10.48	$ 8.16	$ 6.65
Declared distributions per share	$ 10.00(1)	$ 10.30(2)	$ 10.40(3)	$ 8.20(4)	$ 6.50(5)

(1) $2.00 pd 4/30/07; $2.30 pd 7/31/07; $2.80 pd 10/31/07; $2.90 pd 1/31/08
(2) $2.00 pd 4/28/06; $2.20 pd 7/31/06; $2.80 pd 10/31/06; $3.30 pd 1/31/07
(3) $2.20 pd 4/29/05; $2.40 pd 7/29/05; $2.80 pd 10/31/05; $3.00 pd 1/31/06
(4) $1.80 pd 4/30/04; $1.90 pd 7/30/04; $2.10 pd 10/29/04; $2.40 pd 1/31/05
(5) $1.50 pd 4/30/03; $1.60 pd 7/31/03; $1.70 pd 10/31/03; $1.70 pd 1/30/04

Trustees' & Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview: Great Northern Iron Ore Properties ("Trust") is a conventional nonvoting trust organized under the laws of the State of Michigan pursuant to a Trust Agreement dated December 7, 1906. The Trust owns interests in fee, both mineral and nonmineral lands, on the Mesabi Iron Range in northeastern Minnesota. Many of these properties are leased to steel and mining companies that mine the mineral lands for taconite iron ore. The Trust has no subsidiaries. With the properties and offices all located in Minnesota, the Trust and matters affecting the Trust are under the jurisdiction of the Ramsey County District Court in Saint Paul, Minnesota.

During 2007, the major source of income to the Trust was royalty income derived from taconite production and minimum royalties. Certain leases provide the steel and mining companies the ability to offset excess royalties (over the minimum royalty requirements) due on future taconite production, if any and when mined, against minimum royalties paid in prior periods. A "Summary of Shipments" is tabulated on the last page of this report.

The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last survivor of eighteen persons named in the Trust Agreement. The last survivor of these eighteen persons died on April 6, 1995. Accordingly, the Trust terminates twenty years from April 6, 1995, that being April 6, 2015.

At the end of the Trust on April 6, 2015, the certificates of beneficial interest (shares) in the Trust will cease to trade on the New York Stock Exchange and thereafter will represent only the right to receive certain distributions payable to the certificate holders of record at the time of the termination of the Trust. Upon termination, the Trust is obligated to distribute ratably to these certificate holders the net monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust), plus the balance in the Principal Charges account (see Note D to the Financial Statements). All other Trust property (most notably the Trust's mineral properties and the active leases) must be conveyed and transferred to the reversioner (currently Glacier Park Company, a wholly owned subsidiary of ConocoPhillips) under the terms of the Trust Agreement.

The exact final distribution, though not determinable at this time, will generally consist of the sum of the Trust's net monies (essentially, total assets less liabilities and properties) and the balance in the Principal Charges account, less any and all expenses and obligations of the Trust upon termination. To offer a hypothetical example, without factoring in any expenses and obligations of the Trust upon its termination, and using the financial statement values as of December 31, 2007, the net monies were approximately $8,134,000 and the Principal Charges account balance was approximately $5,037,000, resulting in a final distribution payable of approximately $13,171,000, or about $8.78 per share. After payment of this final distribution, the certificates of beneficial interest (shares) would be cancelled and have no further value. It is important to note, however, that the actual net monies on hand and the Principal Charges account balance will most likely fluctuate during the ensuing years and will not be "final" until after the termination and wind-down of the Trust. The Trust offers this example to further inform investors about the conceptual nature of the final distribution and does not imply or guarantee a specific known final distribution amount.

The Trust is solely involved with the leasing and care of its properties. The management of the Trust is vested in the Trustees. The Trustees have no duty to sell property unless required to do so to serve both the term beneficiaries and reversionary beneficiary impartially; and, if the need arises, the Trustees may petition the Court for further instructions defining what is required in a particular case to balance the interests of the certificate holders and reversioner. The major source of income to the Trust is earned royalties derived from taconite production from the Trust's properties by the Trust's lessees (customers) and minimum royalties, pursuant to mineral leases. "Earned royalties" are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust's lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases) with the Trust's lessees. Certain leases have "minimum royalty" provisions that require the lessee to remit to the Trust current year rental or minimum royalty income for holding the leasehold interest. The leases are generally very long-term in nature and, while they periodically are amended at the request of a lessee, the Trust is bound by the lease provisions throughout the term of the lease.

Pursuant to a Court Order in 1988, the Trustees filed an election under Section 646 of the Tax Reform Act of 1986, as amended, of the Internal Revenue Code with the Internal Revenue Service that allowed the Trust to be taxed as a grantor trust versus a corporation. Accordingly, certificate holders (shareholders) are taxed on their allocable share of the Trust's income whether or not the income is distributed.

The Trustees provided annual income tax information in January 2008 to certificate holders of record with holdings on any of the four quarterly record dates during 2007. This information included the following:

Substitute Form 1099-MISC — This form reported the certificate holder's 2007 allocable share of income from the Trust, distributions declared and any taxes withheld. (Foreign certificate holders received a Form 1042S.)

Trust Supplemental Statement — This statement reported the number of units (shares) held by the certificate holder on any of the four quarterly record dates in 2007.

Tax Return Guide — This guide instructed the certificate holders as to the preparation of their income tax returns with respect to income allocated from the Trust and various deductions allowable.

Shares of beneficial interest in the Trust are traded on the New York Stock Exchange under the ticker symbol "GNI" (CUSIP No. 391064102). There were 1,286 certificate holders of record on December 31, 2007. The high and low prices for the quarterly periods commencing January 1, 2006, through December 31, 2007, inclusive, were as follows:

	2007		2006	
Quarter	**High**	**Low**	**High**	**Low**
First	$134.00	$111.70	$140.15	$120.50
Second	120.12	102.50	141.00	107.00
Third	120.00	110.00	124.60	101.80
Fourth	136.00	117.20	124.50	101.00

Results of Operations: Royalties for 2007 were less than those of 2006 primarily due to reduced taconite mining on our lands, offset in part by an overall higher average earned royalty rate caused by escalation of producer price indices. Royalties for 2006 were less than those of 2005 primarily due to an overall lower average earned royalty rate, which was due to our lessees mining more from our partial fee interest lands resulting in royalties representative of our ownership interest. Other income for 2007 was greater than that of 2006, which was greater than that of 2005, primarily due to overall improved yields on our funds held for investment. Net income for 2007 was less than that of 2006, which was less than that of 2005, primarily due to the decreased Royalties (as explained above).

The Trustees declared four quarterly distributions in 2007 totaling $10.00 per share. The first, in the amount of $2.00 per share, was paid on April 30, 2007, to certificate holders of record on March 30, 2007; the second, in the amount of $2.30 per share, was paid on July 31, 2007, to certificate holders of record on June 29, 2007; the third, in the amount of $2.80 per share, was paid on October 31, 2007, to certificate holders of record on September 28, 2007; and the fourth, in the amount of $2.90 per share, was paid on January 31, 2008, to certificate holders of record on December 31, 2007.

The Trustees declared four quarterly distributions in 2006 totaling $10.30 per share. The first, in the amount of $2.00 per share, was paid on April 28, 2006, to certificate holders of record on March 31, 2006; the second, in the amount of $2.20 per share, was paid on July 31, 2006, to certificate holders of record on June 30, 2006; the third, in the amount of $2.80 per share, was paid on October 31, 2006, to certificate holders of record on September 29, 2006; and the fourth, in the amount of $3.30 per share, was paid on January 31, 2007, to certificate holders of record on December 29, 2006.

The Trustees intend to continue quarterly distributions and set the record date as of the last business day of each quarter. The next distribution will be paid in late April 2008 to certificate holders of record on March 31, 2008.

Liquidity: In the interest of preservation of principal of Court-approved reserves and guided by the restrictive provisions of Section 646 of the Tax Reform Act of 1986, as amended, monies are invested primarily in United States Treasury securities with maturity dates not to exceed three years and, along with cash flows from operations, are deemed adequate to meet currently foreseeable liquidity needs. The following is a table of the Trust's contractual obligations as of December 31, 2007:

	Payments Due by Period				
	Total	**Less than 1 year**	**1 – 3 years**	**3 – 5 years**	**More than 5 years**
Minimum Pension Contributions *(see Note E to the Financial Statements)*	$979,064	$187,924	$375,848	$375,848	$ 39,444
Deferred Compensation	102,400	—	—	—	102,400
St. Paul Office Leases *(see Note G to the Financial Statements)*	30,912	30,912	—	—	—

The "Minimum Pension Contributions" in the above table represent the current year minimum contribution required to fund the pension plan pursuant to ERISA regulations, which was extended to future years until the pension liability on the balance sheet is funded.

Critical Accounting Policies: *Royalties* from the Trust's mineral leases are taken into income as earned. Tonnage extracted is agreed upon between Trust and lessee engineers based on various engineering methods, which include truck counts, volumetric surveys and blast pattern estimates. Many of the leases provide for escalation or de-escalation that, for the most part, is based on independent producer price indices as published by the U.S. Department of Labor — Bureau of Labor Statistics. In addition, a number of the Trust's leases have minimum royalty provisions that require the lessee to remit to the Trust current year rental or minimum royalty income for holding the leasehold interest, regardless of production. These minimum royalties can accumulate and do allow the steel and mining companies the ability to offset excess royalties (over the minimum royalty requirements) on future taconite production. Minimum royalties, if not recovered before the termination of the lease, are forfeitable. In that event, no minimum royalties will be returned to the lessee.

Pension Plan Valuations are based on a number of assumptions used to determine the benefit obligation and net periodic pension cost. These assumptions are evaluated annually by the Trustees and management in conjunction with outside actuaries. Assumptions affecting the pension plan valuations include the discount rate, compensation increase level and expected long-term rate of return. These assumptions reflect and incorporate the expected cash flow payouts of the pension plan given the determinate time frame to the termination of the Trust. Please refer to Note E to the Financial Statements for additional pension plan information.

The *Principal Charges account* represents a first and prior lien of certificate holders on any property transferable to the reversioner at the end of the Trust and reflects an allocation of beneficiaries' equity between the certificate holders and the reversioner. This Court-ordered account is neither an asset nor a liability of the Trust. Rather, this account maintains and represents a balance that will be payable to the certificate holders of record from the reversioner at the end of the Trust. The account balance, as stated in Note D to the Financial Statements, primarily represents the costs of acquiring homes and surface lands in accordance with provisions of a lease with U.S. Steel Corporation. This account balance, which may increase or decrease, will be added to the cash distributable to the certificate holders of record at the termination of the Trust.

Forward-looking and Cautionary Statements: Certain expectations and projections regarding future performance of the Trust referenced in this report are forward-looking statements. These expectations and projections are based on currently available industry and financial data and may be subject to certain events and uncertainties beyond the Trust's control. We caution readers that in addition to factors described elsewhere in this report, the following factors and comments, among others, could cause the Trust's operations and financial results to differ materially from the expectations and projections contained in the forward-looking statements.

The Trust's *lessees (customers)* primarily include Minntac ("Minntac") and Keewatin Taconite Company ("Keetac"), both owned and operated by U.S. Steel Corporation; Hibbing Taconite Company ("Hibtac"), owned by Arcelor-Mittal, Cleveland Cliffs Inc. and U.S. Steel Corporation, and operated by Cliffs Mining Company; and Minnesota Steel Industries LLC ("MSI"), owned by Essar Steel Holdings Ltd., a wholly owned subsidiary of Essar Global Ltd., with a new taconite mining and steelmaking facility anticipated to be constructed by MSI over the next few years, subject to the completion of financing. Because the Trust's revenues are primarily dependent upon a limited number of customers, any significant adverse event at any of the Trust's primary lessees, or the loss of any of the Trust's primary lessees, could materially adversely affect the Trust's future financial results.

A decline in *market demand* for steel, and correspondingly taconite, could adversely affect the Trust's financial results. However, other related and sometimes compensating factors include the Trust's lessees' operating levels, minimum royalties, ore body quality, metallurgical and geological characteristics, and proximity of Trust lands. Also sometimes affecting taconite production from Trust lands are extreme weather conditions and labor contracts at the mines. Though the Trust is not a party to the labor contracts, all pertinent labor contracts affecting production from Trust lands run through August 31, 2008. Should the steelworker labor contract negotiations not be favorably and timely resolved, it could result in a work stoppage that would likely adversely affect taconite production from Trust lands and reduce the Trust's royalties. Additionally, over the past few years, the domestic steel and taconite industries have also been influenced by the global markets. As a result, future demand for domestic steel and taconite, which is now part of the global markets, is uncertain.

Royalty rates can fluctuate due to the escalation and de-escalation of producer price indices as a result of provisions present in many of the Trust's leases. To the extent these indices decline (All Commodities or the Iron and Steel subgroup), royalty rates, and correspondingly royalty income, could be adversely affected. Conversely, higher producer price indices may increase royalty rates and royalty income.

Compliance with Section 646 of the Internal Revenue Code, as explained in Note F to the Financial Statements, is integral to the level of distributions paid to the certificate holders. Should it be determined that the Trust violated the requirements of Section 646, it would be taxed as a corporation versus a grantor trust. This would mean the Trust's income would be taxable upon receipt by the Trust and again upon receipt by the certificate holders. It is the Trustees' opinion that, based on independent tax firm reviews, the Trust has remained in compliance with the provisions of Section 646 since its election in 1988.

The *outlook* for 2008 is that we expect it to be another good year for the Trust with strong production and earnings anticipated, subject to the favorable and timely resolution of the steelworker labor contract negotiations (which contracts are set to expire August 31, 2008).

The Trust maintains a website, which can be found at: www.gniop.com. Information about the Trust posted on the website includes: General Trust information, Securities and Exchange Commission filings (Form 10-K's, Form 10-Q's, Form 8-K's), Annual Reports, Tax Return Guides, Quarterly Distribution Releases, Quarterly Earnings Releases, Court Hearings, Audit Committee Charter, Code of Ethics, Contact and other information. We will, upon request, be pleased to furnish to any certificate holder or investor, free of charge, a paper copy of any of the above documents for any recent year.

Respectfully submitted,

Joseph S. Micallef,
President of the Trustees
and Chief Executive Officer
Thomas A. Janochoski,
Vice President & Secretary
and Chief Financial Officer

Roger W. Staehle, Trustee
Robert A. Stein, Trustee
John H. Roe, III, Trustee

Saint Paul, Minnesota
February 1, 2008

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

The management of Great Northern Iron Ore Properties ("Trust") is responsible for establishing and maintaining adequate internal control over financial reporting. The Trust's internal control system was designed to provide reasonable assurance to the Trust's management and Board of Trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Trust's management assessed the effectiveness of the Trust's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth in a report by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") titled "Internal Control – Integrated Framework." Based on our assessment, we believe that, as of December 31, 2007, the Trust's internal control over financial reporting is effective based on the COSO criteria.

The Trust's Independent Registered Public Accounting Firm, Ernst & Young LLP, has issued an audit report on the Trust's internal control over financial reporting. Their report appears on pages 24 and 25.

Respectfully submitted,

Joseph S. Micallef,
Chief Executive Officer and
President of the Trustees

Thomas A. Janochoski,
Chief Financial Officer and
Vice President & Secretary

GREAT NORTHERN IRON ORE PROPERTIES

BALANCE SHEETS

ASSETS

	December 31 2007	December 31 2006
CURRENT ASSETS		
Cash and cash equivalents	$ 979,175	$ 1,131,504
United States Treasury securities *(Note B)*	4,997,278	5,086,107
Royalties receivable	2,924,517	4,444,446
Prepaid expenses	4,519	4,519
TOTAL CURRENT ASSETS	8,905,489	10,666,576
NONCURRENT ASSETS		
United States Treasury securities *(Note B)*	4,755,295	3,721,752
PROPERTIES		
Mineral and surface lands *(Notes B and C)*	38,691,707	38,691,707
Accumulated depletion and amortization	(34,940,185)	(34,719,685)
	3,751,522	3,972,022
Building and equipment	313,891	359,543
Accumulated depreciation	(200,321)	(209,817)
	113,570	149,726
TOTAL PROPERTIES	3,865,092	4,121,748
TOTAL ASSETS	$ 17,525,876	$ 18,510,076

LIABILITIES AND BENEFICIARIES' EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 95,356	$ 84,418
Distributions	4,350,000	4,950,000
TOTAL CURRENT LIABILITIES	4,445,356	5,034,418
NONCURRENT LIABILITIES		
Deferred compensation	102,400	77,000
Liability for pension benefits *(Note E)*	979,064	1,237,412
TOTAL NONCURRENT LIABILITIES	1,081,464	1,314,412
TOTAL LIABILITIES	5,526,820	6,348,830
BENEFICIARIES' EQUITY		
Certificate holders' equity, represented by 1,500,000 certificates (shares or units) of beneficial interest authorized and outstanding, and the reversionary interest *(Notes A and D)*	13,580,035	14,127,598
Accumulated other comprehensive loss *(Note E)*	(1,580,979)	(1,966,352)
TOTAL BENEFICIARIES' EQUITY	11,999,056	12,161,246
TOTAL LIABILITIES AND BENEFICIARIES' EQUITY	$ 17,525,876	$ 18,510,076

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF BENEFICIARIES' EQUITY

	Certificate Holders' Equity	Accumulated Other Comprehensive (Loss) Income	Total Beneficiaries' Equity
BALANCE AT DECEMBER 31, 2004	$ 14,683,943	$ —	$ 14,683,943
Net and comprehensive income for 2005	15,720,620	—	15,720,620
Distributions declared for 2005 ($10.40 per share)	(15,600,000)	—	(15,600,000)
BALANCE AT DECEMBER 31, 2005	14,804,563	—	14,804,563
Net and comprehensive income for 2006	14,773,035	—	14,773,035
Defined Benefit Pension Plan – adjustment due to the adoption of SFAS No. 158 *(Note E)*:	—	(1,966,352)	(1,966,352)
Distributions declared for 2006 ($10.30 per share)	(15,450,000)	—	(15,450,000)
BALANCE AT DECEMBER 31, 2006	14,127,598	(1,966,352)	12,161,246
Comprehensive income:			
Net income for 2007	14,452,437	—	14,452,437
Other comprehensive income:			
Defined Benefit Pension Plan *(Note E)*:			
Net gain arising during period	—	212,342	212,342
Amortization of net prior service cost	—	17,469	17,469
Amortization of net loss	—	155,562	155,562
Total other comprehensive income			385,373
Total comprehensive income			14,837,810
Distributions declared for 2007 ($10.00 per share)	(15,000,000)	—	(15,000,000)
BALANCE AT DECEMBER 31, 2007	$ 13,580,035	$(1,580,979)	$ 11,999,056

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF INCOME

	Year Ended December 31		
	2007	2006	2005
REVENUES			
Royalties	$16,586,881	$17,045,244	$17,998,451
Interest earned	450,928	362,009	252,037
Rent and other income	158,810	147,428	110,724
TOTAL REVENUES	17,196,619	17,554,681	18,361,212
EXPENSES			
Royalty disbursements	4,623	4,623	4,623
Real estate and payroll taxes	149,219	107,745	139,090
Inspection and care of properties	548,865	538,730	531,830
Administrative and general	1,784,819	1,872,969	1,723,535
Depreciation and amortization	256,656	257,579	241,514
TOTAL EXPENSES	2,744,182	2,781,646	2,640,592
NET INCOME	$14,452,437	$14,773,035	$15,720,620
BASIC AND DILUTED EARNINGS PER SHARE	$ 9.63	$ 9.85	$ 10.48

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2007	2006	2005
OPERATING ACTIVITIES			
Cash received from royalties and rents	$ 18,265,620	$ 16,629,963	$ 16,957,982
Cash paid to suppliers and employees	(2,324,163)	(2,389,614)	(2,285,541)
Interest received	506,214	314,595	202,093
NET CASH PROVIDED BY OPERATING ACTIVITIES	16,447,671	14,554,944	14,874,534
INVESTING ACTIVITIES			
United States Treasury securities purchased	(6,000,000)	(5,325,000)	(5,232,326)
United States Treasury securities matured	5,000,000	6,165,984	5,088,738
Expenditures for building and equipment	—	(39,340)	(44,809)
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(1,000,000)	801,644	(188,397)
FINANCING ACTIVITIES			
Distributions paid	(15,600,000)	(15,000,000)	(14,700,000)
NET CASH USED IN FINANCING ACTIVITIES	(15,600,000)	(15,000,000)	(14,700,000)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(152,329)	356,588	(13,863)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,131,504	774,916	788,779
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 979,175	$ 1,131,504	$ 774,916
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES			
Net income	$ 14,452,437	$ 14,773,035	$ 15,720,620
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	256,656	257,579	241,514
Pension amortization *(Note E)*	385,373	—	—
Net decrease (increase) in assets:			
Accrued interest	55,286	(47,414)	(49,944)
Royalties receivable	1,519,929	(562,709)	(1,046,793)
Prepaid expenses	—	123,991	86,637
Surface lands	—	—	(104,400)
Net increase (decrease) in liabilities:			
Accounts payable and accrued expenses	10,938	(5,738)	8,400
Deferred compensation	25,400	16,200	18,500
Liability for pension benefits	(258,348)	—	—
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 16,447,671	$ 14,554,944	$ 14,874,534

See accompanying notes.

GREAT NORTHERN IRON ORE PROPERTIES

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A — Business and Termination of the Trust and Legal Proceedings

Great Northern Iron Ore Properties ("Trust") is presently involved solely with the leasing and maintenance of mineral and nonmineral lands owned by the Trust on the Mesabi Iron Range in northeastern Minnesota. Royalties are derived from taconite production and minimums. Royalties (which are not in direct ratio to tonnage shipped) from two significant operating lessees were as follows: 2007 — \$11,993,000 and \$4,363,000; 2006 — \$11,588,000 and \$4,963,000; and 2005 — \$11,930,000 and \$6,068,000.

The terms of the Great Northern Iron Ore Properties Trust Agreement, created December 7, 1906, state that the Trust shall continue for twenty years after the death of the last survivor of eighteen persons named in the Trust Agreement. The last survivor of these eighteen persons died on April 6, 1995. Accordingly, the Trust terminates twenty years from April 6, 1995, that being April 6, 2015.

At the end of the Trust on April 6, 2015, the certificates of beneficial interest (shares) in the Trust will cease to trade on the New York Stock Exchange and thereafter will represent only the right to receive certain distributions payable to the certificate holders of record at the time of the termination of the Trust. Upon termination, the Trust is obligated to distribute ratably to these certificate holders the net monies remaining in the hands of the Trustees (after paying and providing for all expenses and obligations of the Trust), plus the balance in the Principal Charges account (see Note D). All other Trust property (most notably the Trust's mineral properties and the active leases) must be conveyed and transferred to the reversioner (currently Glacier Park Company, a wholly owned subsidiary of ConocoPhillips) under the terms of the Trust Agreement.

In proceedings commenced in 1972, the Minnesota Supreme Court determined that while by the terms of the Trust, the Trustees are given discretionary powers to convert Trust assets to cash and to distribute the proceeds to certificate holders, they are limited in their exercise of those powers by the legal duty imposed by well-established law of trusts to serve the interests of both term beneficiaries and the reversionary beneficiary with impartiality. Thus, the Trustees have no duty to exercise the powers of sale and distribution unless required to do so to serve both term and reversionary interests; and, if the need arises, the Trustees may petition the District Court of Ramsey County, Minnesota, for further instructions defining what is required in a particular case to balance the interests of certificate holders and reversioner. Also, the Court, in effect, held that the Trust is a conventional trust, rather than a business trust, and must operate within the framework of well-established trust law.

NOTE A — Business and Termination of the Trust and Legal Proceedings (continued)

By a letter dated April 4, 2007, certificate holders of record as of December 29, 2006, and the reversioner were notified of a hearing on May 9, 2007, in Ramsey County Courthouse, Saint Paul, Minnesota, for the purpose of settling and allowing the Trust accounts for the year 2006, and also for the purpose of petitioning the Court for instructions regarding the New York Stock Exchange ("NYSE") mandated participation in a Direct Registration System ("DRS"), which requires book entry registration (by default) of all certificates of beneficial interest. By Court Order signed and dated May 9, 2007, the 2006 accounts were settled and allowed in all respects; and in addition, the Court ordered that the Trustees' compliance with the NYSE's DRS mandate will not be in violation of any of the Trust Agreement's provisions. By previous Orders, the Court settled and allowed the accounts of the Trustees for preceding years of the Trust.

Section 646 of the Tax Reform Act of 1986, as amended, provided a special elective provision under which the Trust was allowed to convert from taxation as a corporation to that of a grantor trust. Pursuant to an Order of the Ramsey County District Court, the Trustees filed the Section 646 election with the Internal Revenue Service on December 30, 1988. On January 1, 1989, the Trust became exempt from federal and Minnesota corporate income taxes. For years 1989 and thereafter, certificate holders are taxed on their allocable share of the Trust's income whether or not the income is distributed. For certificate holder tax purposes, the Trust's income is determined on an annual basis, one-fourth then being allocated to each quarterly record date.

NOTE B — Significant Accounting Policies

Cash and Cash Equivalents: For purposes of the statements of cash flows, the Trust considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities: United States Treasury securities are classified as "held-to-maturity" securities and are carried at cost, adjusted for accrued interest and amortization of premium or discount. Securities recognized as noncurrent assets will mature in 2009. Following is an analysis of the securities as of December 31:

	Current		Noncurrent	
	2007	2006	2007	2006
Aggregate fair value	$4,999,493	$4,986,641	$4,784,008	$3,668,765
Gross unrealized holding gains	(27,140)	—	(81,397)	(3,232)
Gross unrealized holding losses	—	20,034	—	10,794
Amortized cost basis	4,972,353	5,006,675	4,702,611	3,676,327
Accrued interest	24,925	79,432	52,684	45,425
Amounts shown on balance sheets	$4,997,278	$5,086,107	$4,755,295	$3,721,752

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral and Surface Lands: Mineral and surface lands are carried at amounts that represent, principally, either costs at acquisition or values on March 1, 1913. The value of the merchantable ore deposits was established on March 1, 1913, for federal income tax purposes. There presently is no cost depletion, as no natural ore mining from mineral lands is occurring. No value has been estimated or recorded for taconite deposits held on March 1, 1913, since they were not then thought to be merchantable; however, they presently represent all the mining activity on the Trust's properties. In addition, surface lands are acquired from time to time to facilitate mining operations (see Note C). These surface lands are being amortized over the remaining life of the Trust based on the values as of the beginning of each fiscal year. Surface lands remaining to be amortized amounted to $1,819,127, $2,039,627 and $2,144,447 as of January 1, 2007, 2006 and 2005, respectively. Said amortization amounted to $220,500, $220,500 and $209,220 for the years 2007, 2006 and 2005, respectively.

Royalties: Royalties from mineral leases (with cancellation terms varying from six months to one year) are taken into income as earned. Earned royalties are based on the taconite tonnage extracted (also referred to as produced or shipped) from the Trust's lands applied to a royalty rate as defined in the various specific and confidential operating agreements (also referred to as leases). Minimum royalties, if required, are current year's rental or minimum royalty income from the lessees to the Trust for holding the leasehold interest. Certain leases provide the steel and mining companies the ability to offset excess royalties (over the minimum royalty requirements) due on future taconite production, if any and when mined, against minimum royalties paid in prior periods. Accumulated minimum royalties in excess of tons extracted to date amounted to $3,253,541 on December 31, 2007, and $3,306,198 on December 31, 2006.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Earnings per Share: Earnings per share are determined by dividing net income for the period by the number of weighted-average shares of beneficial interest outstanding. Basic and diluted weighted-average shares outstanding were 1,500,000 as of December 31, 2007, 2006 and 2005.

NOTE C — LAND ACQUISITION

A mining agreement dated January 1, 1959, with U.S. Steel Corporation provides that one-half of annual earned royalties, after satisfaction of minimum royalty payments, shall be applied to reimburse the lessee for a portion of its cost of acquisition of surface lands overlying the leased mineral deposits, which surface lands are then conveyed to the Trustees (see Note B). The costs of surface lands acquired to facilitate the mining operations amounted to $-0-, $-0- and $104,400 for the years 2007, 2006 and 2005, respectively. There are surface lands yet to be purchased, the costs of which are yet unknown and will not be known until the actual purchases are made.

NOTE D — PRINCIPAL CHARGES ACCOUNT

Pursuant to the Court Order of November 29, 1982, the Trustees were directed to create and maintain an account designated as "Principal Charges." This account constitutes a first and prior lien of certificate holders on any property transferable to the reversioner and reflects an allocation of beneficiaries' equity between the certificate holders and the reversioner. This account is neither an asset nor a liability of the Trust. Rather, this account maintains and represents a balance that will be payable to the certificate holders of record from the reversioner at the end of the Trust. The balance in this account consists of attorneys' fees and expenses of counsel for adverse parties pursuant to the Court Order in connection with litigation commenced in 1972 relating to the Trustees' powers and duties under the Trust Agreement and the costs of homes and surface lands acquired in accordance with provisions of a lease with U.S. Steel Corporation, net of an allowance to amortize the cost of the land based on actual shipments of taconite and net of a credit for disposition of tangible assets. Following is an analysis of this account as of December 31:

	2007	2006
Attorneys' fees and expenses	$ 1,024,834	$ 1,024,834
Costs of surface lands	5,817,965	5,817,965
Cumulative shipment credits	(1,686,628)	(1,577,250)
Cumulative asset disposition credits	(119,241)	(97,881)
Principal Charges account balance	$ 5,036,930	$ 5,167,668

Upon termination of the Trust, the Trustees shall either sell tangible assets or obtain a loan with tangible assets as security to provide monies for distribution to the certificate holders in the amount of the Principal Charges account balance.

NOTE E — PENSION PLAN

The Trust has a noncontributory defined benefit pension plan that covers all employees. The Trustees are not eligible for pension benefits under the plan based on services as Trustees. During September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"), which the Trust adopted for its year ended December 31, 2006. SFAS No. 158 required employers with pension plans to recognize the funded (or unfunded) status of a plan on the face of the balance sheet. The funded status is determined by comparing the pension plan assets at fair value to the projected (future) benefit obligation.

A summary of the components of net periodic pension cost and other amounts recognized in other comprehensive income for 2007, 2006 and 2005 is as follows:

Net Periodic Pension Cost	2007	2006	2005
Service cost	$ 241,382	$ 235,525	$ 214,125
Interest cost	327,841	309,600	282,728
Expected return on assets	(345,689)	(312,379)	(300,686)
Amortization of net loss	155,562	166,209	147,526
Amortization of prior service cost	17,469	17,469	—
Net periodic pension cost	396,565	416,424	343,693
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income			
Net gain arising during the period	(212,342)	—	—
Amortization of net loss	(155,562)	—	—
Amortization of prior service cost	(17,469)	—	—
Total recognized in other comprehensive income	(385,373)	—	—
Total recognized in net periodic pension cost and other comprehensive income	$ 11,192	$ 416,424	$ 343,693

Weighted-average assumptions used in the measurement of the benefit obligation as of December 31 and the net periodic pension cost for the years ended December 31 were:

	2007	2006
Discount rate for benefit obligation	5.10%	5.10%
Discount rate for net periodic pension cost	5.75%	5.75%
Rate of compensation increase	3.50%	3.50%
Expected long-term return on plan assets	7.50%	7.50%

NOTE E — PENSION PLAN (continued)

The determination of the discount rate is based on a high-quality bond yield curve that approximates the expected cash flow payouts of the plan, coupled with a comparison to the Moody's Aa corporate bond rate. The determination of the rate of compensation increase is based on historical salary adjustment averages and the Trustees' expectations of future increases. The determination of the expected long-term return on plan assets is based on historical returns of the various asset categories included in the plan's portfolio and a consideration of the Trust's termination date.

The following table sets forth the change in projected benefit obligation:

	2007	2006
Projected benefit obligation at beginning of year	$5,821,095	$5,503,867
Service cost	241,382	235,525
Interest cost	327,841	309,600
Actuarial (gain) loss	(286,785)	24,874
Benefit payments	(252,771)	(252,771)
Projected benefit obligation at end of year	$5,850,762	$5,821,095

The following table sets forth the change in the fair value of plan assets:

	2007	2006
Fair value of plan assets at beginning of year	$4,583,683	$4,155,717
Contributions by the Trust	269,540	290,024
Actual return on plan assets	271,246	390,713
Benefit payments	(252,771)	(252,771)
Fair value of plan assets at end of year	$4,871,698	$4,583,683

The following table sets forth the plan's funded status and amounts recognized in the balance sheets shown as liability for pension benefits as of December 31:

	2007	2006
Accumulated benefit obligation at end of year	$4,329,575	$4,198,608
Effect of future compensation increases	1,521,187	1,622,487
Projected benefit obligation at end of year	5,850,762	5,821,095
Fair value of plan assets at end of year	4,871,698	4,583,683
Unfunded status at end of year	$ 979,064	$1,237,412

NOTE E — PENSION PLAN (continued)

The following table sets forth the amounts recognized in accumulated other comprehensive loss as of December 31:

	2007	2006
Net loss	$1,458,698	$1,826,602
Prior service cost	122,281	139,750
Accumulated other comprehensive loss	$1,580,979	$1,966,352

The net loss and prior service cost amounts that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2008 are estimated to be $109,203 and $17,469, respectively.

The future benefit payments from the plan are estimated to be $248,599 for 2008, $239,221 for 2009, $229,249 for 2010, $218,696 for 2011, and $207,587 for 2012. The future benefit payments from the plan for the period 2013 through 2017, inclusive, are estimated to be $1,747,871, in aggregate. The 2008 contribution to the plan is estimated to approximate $270,000, representing the maximum tax-deductible contribution that is recommended pursuant to the Trust's annual actuarial valuation. However, the actual 2008 contribution will not be determined and finalized until after the completion of the plan's annual actuarial valuation which is performed as of the plan's fiscal year-end, March 31.

The following table sets forth the plan's weighted-average asset allocations by category as of December 31:

	2007	2006
Equity securities	50%	52%
Fixed income securities	45%	43%
Cash (money market, accrued income)	5%	5%
Total	100%	100%

The investment policy of the plan is to have up to approximately 55% invested in equity securities (via an equity index fund) and the remaining monies invested in fixed income securities and cash.

NOTE F — INCOME TAXES

The Trustees filed an election under Section 646 of the Tax Reform Act of 1986, as amended. As discussed in Note A, beginning in 1989 the Trust is no longer subject to federal or Minnesota corporate income taxes, provided the requirements of Section 646 are met. The principal requirements are:

- The Trust must be exclusively engaged in the leasing of mineral properties and activities incidental thereto.
- The Trust must not acquire any additional property other than permissible acquisitions as provided by Section 646.

If these requirements are violated, the Trust will be treated as a corporation for the taxable year in which the violation occurs and for all subsequent taxable years. Since the election of Section 646, the Trust has remained in compliance with these requirements.

NOTE G — LEASE COMMITMENTS

The Trust leases office facilities in Saint Paul, Minnesota. These leases include one-hundred eighty day cancellation clauses, contain various renewal options and exclude any contingent rental provisions. Rental expense for these operating leases amounted to $61,823 in each of the years 2007, 2006 and 2005.

NOTE H — QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations (unaudited) for the years ended December 31, 2007 and 2006 (in thousands of dollars, except per share amounts):

	Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31
2007				
Royalties	$3,180	$5,132	$5,120	$3,155
Interest and other income	172	116	142	180
Total Revenues	3,352	5,248	5,262	3,335
Expenses	709	684	642	710
Net income	$2,643	$4,564	$4,620	$2,625
Earnings per share	$ 1.76	$ 3.04	$ 3.08	$ 1.75
2006				
Royalties	$3,593	$4,011	$4,299	$5,142
Interest and other income	118	98	112	182
Total Revenues	3,711	4,109	4,411	5,324
Expenses	738	685	678	681
Net income	$2,973	$3,424	$3,733	$4,643
Earnings per share	$ 1.98	$ 2.28	$ 2.49	$ 3.10

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON AUDIT OF FINANCIAL STATEMENTS

The Trustees
Great Northern Iron Ore Properties

We have audited the accompanying balance sheets of Great Northern Iron Ore Properties as of December 31, 2007 and 2006, and the related statements of beneficiaries' equity, income and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Iron Ore Properties as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Great Northern Iron Ore Properties' internal control over financial reporting as of December 31, 2007, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 1, 2008, expressed an unqualified opinion thereon.

Ernst + Young LLP

Minneapolis, Minnesota
February 1, 2008

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Trustees
Great Northern Iron Ore Properties

We have audited Great Northern Iron Ore Properties' internal control over financial reporting as of December 31, 2007, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). Great Northern Iron Ore Properties' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of Great Northern Iron Ore Properties' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Great Northern Iron Ore Properties maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 financial statements of Great Northern Iron Ore Properties, and our report dated February 1, 2008, expressed an unqualified opinion thereon.

Ernst + Young LLP

Minneapolis, Minnesota
February 1, 2008

GREAT NORTHERN IRON ORE PROPERTIES

SUMMARY OF SHIPMENTS

No.	Mine	Ownership Interest	Full Tons Shipped 2007	2006	2005	Total to January 1, 2008
1.	Mahoning	100%	1,014,294	1,199,898	1,110,454	159,171,950
2.	Ontario 100%/ Stevenson Townsite	100%	—	58	919,954	11,740,044
3.	Ontario 50%	50%	1,200,775	927,331	625,041	24,301,004
4.	L&W/Leetonia	50%/~51%	548,650	1,165,912	60,021	10,540,218
5.	Section 18 (Miss.-Ent.)	100%	—	—	46,053	27,997,159
6.	Mississippi #3 (Miss.-Ent.)	100%	801,717	857,856	576,157	6,538,059
7.	Stevenson (Miss.-Ent.)	100%	154,856	—	—	35,246,418
8.	Minntac	100%	4,416,137	4,700,864	5,335,518	68,070,248
			8,136,429	8,851,919	8,673,198	343,605,100
	Shipments from inactive mines and those exhausted, surrendered or sold prior to this year ..		—	—	—	321,007,915
	TOTAL............		8,136,429	8,851,919	8,673,198	664,613,015

No.	Operating Interest
1-4	Cliffs Mining Company – Hibbing Taconite Company
5-7	U.S. Steel Corporation – Keewatin Taconite Company
8	U.S. Steel Corporation – Minntac

GREAT NORTHERN IRON ORE PROPERTIES
W-1290 FIRST NATIONAL BANK BUILDING
332 MINNESOTA STREET
SAINT PAUL, MINNESOTA 55101-1361

FIRST CLASS
U.S. POSTAGE
PAID
PERMIT #43
MINNEAPOLIS, MN

Securities & Exchange Commission
(7 copies required)
100 F Street, N.E.
Washington, DC 20549

END

FIRST CLASS MAIL